Evolving Shareholders Approve Shareholder Rights Plan

March 25, 2008, Vancouver, British Columbia: The Directors of Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (“Evolving”) announce that its shareholder rights plan ("Rights Plan"), which was adopted by its directors on January 23, 2008, has been approved by its shareholders at the special meeting held on March 20, 2008. The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any take-over bid or similar proposal to acquire common shares of Evolving and will provide the board of directors and Evolving Gold’s shareholders more time to evaluate any unsolicited take-over bid and, if appropriate, to seek out other alternatives to maximize shareholder value. The Rights Plan was not adopted in response to, or in anticipation of, any known proposal to acquire control of Evolving. The Rights Plan will expire at the end of the third annual general meeting of the Company's shareholders following this approval, unless renewed by the shareholders.

The Rights Plan has been implemented and is in effect as of January 23, 2008 pursuant to the terms and conditions of a Shareholder Rights Plan Agreement between Evolving and Pacific Corporate Trust Company, as rights agent. The complete text of the Rights Plan is available on SEDAR at www.sedar.com.

About Evolving Gold Corp.

Evolving Gold Corp. is a gold exploration company focused on building value through the acquisition and exploration of prospective gold deposits in the southwestern United States. The Company is actively exploring 9 separate gold properties, primarily in known, producing gold trends in the state of Nevada.

Evolving has entered into a lease agreement with Newmont Mining Corporation on four prospective gold properties located within the prolific Carlin Gold Trend (see press release dated December 5, 2007). In total, Evolving holds over 90,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

The Company is currently drilling at their North Carlin District Properties (Sheep Creeks and Boulder Valley) and at their Sleeper District Project (Siesta) in Nevada. It has recently completed first rounds of drilling at the Malone Gold/Silver Project (NM) (See press release dated March 4, 2008) and Fisher Canyon (NV) (See press release dated February 1, 2008). Evolving recently announced the signing of a definitive agreement to acquire 100% of the Rattlesnake Hills Diatreme Complex in Wyoming (see press release dated January 18, 2008).

For more information visit www.evolvinggold.com.

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

“Robert Bick”

Robert Bick
CEO and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct (604) 639-0430
Toll Free 1-866-604-3864
www.evolvinggold.com

OR

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989
Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Direct (416) 996-0238
www.excelsiorcommunications.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7